VIA EDGAR

U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE: MacKenzie Realty Capital, Inc.
SEC Accession No. 0001550913-21-000023
Form 1-A - Offering Statement [Regulation A]
Filing Date: 2021-04-13
Accepted: 2021-04-13 15:51:17

To Whom It May Concern:

I have acted as counsel to MacKenzie Realty Capital, Inc. with respect to the preparation and filing of an Offering Statement on Form 1-A.  Unfortunately, the above referenced filing was misfiled, and should have appropriately been filed as an Amendment on Form 1-A/A.  We have filed a Form 1-A/A contemporaneously herewith.

I state and confirm that no securities were qualified by your office by the Form 1-A filed above, and none has been sold.

Accordingly, I respectfully request Permission to Withdraw the filing referenced above.

With kind regards,

/s/ Chip Patterson
General Counsel and Chairman of the Board